WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People’s Republic of China

December 3, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Esq., Assistant Director Donna Levy, Esq., Attorney-Adviser

Re:	WSP Holdings Limited Registration Statement on Form F-1 (Registration File No. 333-147351) Registration Statement on Form 8-A (Registration No. 001-33840)

Dear Mr. Schwall and Ms. Levy:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, WSP Holdings Limited (the ‘‘Company’’) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on, Wednesday, December 5, 2007 at 3:30 p.m., New York Time, or as soon thereafter as practicable, unless we or our U.S. counsel, Latham & Watkins LLP, requests by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares and the underlying ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on F-1.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the ‘‘Commission’’) or the staff of the Commission (the ‘‘Staff’’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows on the next page]

WSP HOLDINGS LIMITED
By:	/s/ Longhua Piao
	Name:	Longhua Piao
	Title:	Chairman and Chief Executive Officer